TORNET

Vår handläggare
Elise Berggren

Datum
2005-10-12
E-post

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

05011926

SEC MAIL RECEIVED PROCESSING
OCT 19 2005
WASH. D.C. 199 SECTION

RE: Fastighets AB Tornet (file No. 82-4322) 12g3-2(b) Exemption

SUPP

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b) (1) (iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (PUBL)
Legal Department

Elise Berggren

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

Enclose.

SEC MAIL RECEIVED PROCESSING
OCT 19 2005
WASH. D.C. 199 SECTION

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

Reduction of share capital

A decision was made at the annual general meeting of shareholders on 29 June 2005 to reduce the company's share capital. The court has approved the reduction and it will take place after it has been registered by the Swedish Companies Registration Office.

The reduction of the share capital by a total of SEK 1,069,489,840 is taking place by:

- Cancellation of the company's 700 000 own shares.
- Reduction of the nominal value of the shares from SEK 50 to SEK 10.

The reduction of the nominal value of the shares is taking place by allocation to a non-restricted reserve and by repayment to the shareholders at SEK 19 per share. The record day for payment is 17 October and payment is expected to be made by VPC (the Swedish Central Securities Depository & Clearing Organisation) on 20 October.

After these reductions, the company's share capital amounts to SEK 258,622,460 and the number of shares issued to 25,862,246.

Danderyd, 11 October 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 1.1 million square metres and a book value of about SEK 10 billion. The main part of the property holdings is concentrated in Sweden's four largest cities.

TORNET

Interim Report January-June 2005

	2005:II	2004:II
Rental income, SEKm	782	1,148
Operating income, SEKm	625	695
Income after financial items, SEKm	78	349
Net profit, SEKm	366	252
Earnings per share, SEK	14.10	9.70
Shareholder's equity per share, SEK	120*	153
Occupancy ratio area, %	84.6	88.0
Occupancy ratio financial, %	87.1	89.6

*After dividend of SEK 58.

Net profit
Net profit increased by SEK 114 million to SEK 366 million (252).

Sales
During the period, 57 properties (12) have been sold for a total of SEK 4,845 million (633). The sales price exceeded the book value by SEK 266 million, equivalent to 6 per cent.

Lettings
During the first six months of the year, Tornet has signed new leases for 54,000 sq.m. of premises and renegotiated 21,000 sq.m. mainly in Stockholm, Göteborg and Malmö.

Events after the end of the period
After the end of the period 44 properties with a total book value of SEK 2,166 million have been sold.

Financial reports 2005
Interim Report for January-September: 11 November
Annual Accounts Bulletin 2005: February 2006

Danderyd, 23 August 2005
Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile +46-70-542 34 84.

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 1.3 million square metres and a book value of about SEK 11 billion. The main part of the property holdings is concentrated in Sweden's four largest cities.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

Tornet Q2 2005 PDF

TORNET

Tornet is selling property in Stockholm

Fastighets AB Tornet sells the property Björns Trädgård 3 in Stockholm for a price of SEK 204 million. The purchase price exceeds the book value as at 31 March 2005 by SEK 13 million.

On 29 May, Tornet informed about the sale of the Norrland holdings and 16 properties in Västerås. The transaction has now been completed.

More information about the property is available on Tornet's website www.tornet.se under the heading properties.

Danderyd, 6 July 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 1.5 million square metres and a book value of about SEK 12 billion. The main part of the property holdings is concentrated in Sweden's four largest cities.

TORNET

Tornet is selling two properties

Fastighets AB Tornet sells the properties Harald Stake 4 in Mölndal and Munken 14 in Växjö for a total price of SEK 90 million. The purchase price exceeds the book value by SEK 16 million.

More information about the properties is available on Tornet's website www.tornet.se under the heading properties.

Danderyd, 27 June 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 1.7 million square metres and a book value of about SEK 14 billion. The main part of the property holdings is concentrated in Sweden's four largest cities.

TORNET

Press release from Fastighets AB Tornet's AGM

The following as resolved upon at Fastighets AB Tornet's Annual General:

Dividends and record day

Dividends will be paid in the amount of SEK 58 per share for financial year 2004. The record day is Monday, 4 July 2005. Dividends are expected to be issued by VPC (the Swedish Central Securities Depository & Clearing Organisation) on Tuesday, 12 July 2005.

Board of Directors

The following individuals were re-elected as Members of the Board of Directors: Per Frankling, Bo Jungner, Kerstin Lindberg-Göransson, Mats Lönnqvist, Mark H Newman, Risto Silander and Edward Williams. Mark H Newman was re-elected as Chairman of the Board.
The total amount of Board fees is SEK 1,600,000, to be divided such that the Chairman of the Board receives SEK 200,000, other Board Members receive SEK 200,000 each, the Chairman of the Remuneration Committee receives an additional SEK 100,000 and the Chairman of the Audit Committee receives an additional SEK 100,000. Audit fees are paid according to standard debiting norms.

Nomination Committee

Prior to the 2006 Annual General Meeting, Arne Karlsson (Managing Director of Ratos AB), Mark H Newman (Managing Director of Lehman Brothers) and John Örtengren (as a represent of the Sveriges Aktiesparares Riksförbund, the Swedish Shareholders' Association) were appointed as members of the Nomination Committee.

Reduction in share capital, amendment to the Articles of Association and reductions in the share premium reserve and in the statutory reserve

The Annual General Meeting resolved in favour of the Board's proposal to reduce the amount of the company's share capital on the basis of the withdrawal of the company's own holdings of shares in Tornet, with no repayment to the shareholders, and to reduce the amount of the company's share capital on the basis of decreasing the nominal amount per share. This reduction in share capital shall take place partly in order to make provisions to a fund to be utilised according to a resolution by the Annual General Meeting, and partly in order to make repayments to shareholders. The company's share capital will be reduced by a total amount of
SEK 1,069,489,840, and a total of SEK 491,382,674 will be paid to the shareholders. The Annual General Meeting also resolved to reduce the company's share premium by an amount of SEK 119,280,887 and reduce the company's statutory reserve by an amount of SEK 278,180,710. The amounts of these reductions will be transferred to non-restricted reserves.

The resolutions regarding these above-mentioned reductions may not be executed until consent of the court has gained legal force. Repayments to shareholders shall take place as soon as possible after statutory permission has been obtained and after the Swedish Companies Registration Office has registered the reduction in share capital. After the execution of the above-mentioned resolutions, the company's share capital will amount to SEK 258,622,460 and the number of issued shares will amount to 25,862,246.

Stockholm, 29 June 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 1.5 million square metres and a book value of about SEK 12 billion. The main part of the property holdings is concentrated in Sweden's four largest cities.

The following files are available for download:

PDF